File Number: 811-6211
CIK Number: 869663
Merrill Lynch US Treasury Money Fund
For the Period Ending: 11/30/2003

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the year ended November 30, 2003.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

12/3/2002	3,000	US Treasury Bill	1.160	1/2/2003
12/12/2002	400	US Treasury Note	3.625	3/31/2004
2/26/2003	$3,000	US Treasury Bill	0.012%	3/27/2003
3/10/2003	2,000	US Treasury Bill	1.165	4/10/2003
6/4/2003	3,000	US Treasury Bill	1.095	7/3/2003
10/2/2003	3,000	US Treasury Bill	0.935	10/15/2003